UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 19, 2023

Relativity Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41283	86-3244927
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o 3753 Howard Hughes Pkwy

Suite 200

Las Vegas, NV 89169

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (888) 710-4420

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Class A common stock, and one redeemable warrant	RACYU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	RACY	The Nasdaq Stock Market LLC

Redeemable warrants, each warrant exercisable for one share of Class A common stock at an exercise price of $11.50	RACYW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement.

 As previously disclosed by Relativity Acquisition Corp., a Delaware corporation (“Relativity”), in its Current Report on Form 8-K that was filed with the Securities and Exchange Commission (“SEC”) on February 17, 2023, Relativity entered into a business combination on February 13, 2023 (the “Business Combination Agreement”) with (i) Relativity Holdings Inc., a Delaware corporation and a wholly owned subsidiary of Relativity, (ii) Relativity Purchaser Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco, (iii) SVES GO, LLC, a Florida limited liability company, SVES LLC, a Florida limited liability company, SVES CP LLC, a Florida limited liability company, and SVES Apparel LLC, a Florida limited liability company (together, “SVES”), (iv) SVGO LLC, ESGO LLC, SV Apparel LLC and ES Business Consulting LLC, (v) Timothy J. Fullum and Salomon Murciano, (vi) Relativity Acquisition Sponsor, LLC, a Delaware limited liability company, in the capacity as the Purchaser Representative (the “Purchaser Representative”), and (vii) Timothy J. Fullum, in the capacity as the Seller Representative (the “Seller Representative”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Business Combination Agreement.

On March 20, 2023, as previously disclosed by Relativity in its Current Report on Form 8-K that was filed with the SEC on March 23, 2023, Relativity, the Purchaser Representative and the Seller Representative entered into the First Amendment to the Business Combination Agreement (the “First BCA Amendment”), pursuant to which the parties amended the Business Combination Agreement in order to extend the Due Diligence Period from 5:00 p.m. on March 15, 2023, to 5:00 p.m. on April 7, 2023.

On April 19, 2023, Relativity, the Purchaser Representative and the Seller Representative entered into the Second Amendment to the Business Combination Agreement (the “Second BCA Amendment”) pursuant to which the parties amended the Business Combination Agreement, as amended, in order (i) to extend the date by which the Seller Representative is required to deliver Audited Company Financials to Relativity from April 7, 2023 to May 1, 2023, (ii) to extend the Due Diligence Period from 5:00 p.m. on April 7, 2023 to 5:00 p.m. May 1, 2023 and (iii) in connection with the transactions contemplated by the Business Combination Agreement, to permit Relativity, subject to receiving any required consent from the holders of Purchaser Public Warrants, to convert the Purchaser Public Warrants into Purchaser Class A Common Stock in a manner and amount to be specified in the Proxy Statement and approved by the Seller Representative, which Purchaser Class A Common Stock would be converted automatically into the right to receive one share of Pubco Common Stock at the Closing.

The foregoing description of the Second BCA Amendment is not complete and is qualified in its entirety by reference to the full text of the Second BCA Amendment, a copy of which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously disclosed by the Company in its Current Report on Form 8-K that was filed with the SEC on January 19, 2023, the Company received a determination letter (the “Letter”) on January 12, 2023, from the Nasdaq Listing Qualifications staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it no longer complied with the requirements of the Nasdaq continued listing rules (the “Listing Rules”). The Staff cited Listing Rule 5450(b)(2)(B), requiring a minimum of $50 million Market Value of Listed Securities; Listing Rule 5450(b)(2)(A), requiring a minimum 1,100,000 Publicly Held Shares; and Listing Rule 5450(b)(2)(C), requiring a minimum of $15 million in Market Value of Publicly Held Shares. In light of the Company’s non-compliance with multiple requirements of the Listing Rules, and, given that each of those requirements was related to the security’s liquidity necessary to maintain a fair and orderly market, the Letter indicated that the Staff had determined to use its authority under Listing Rule 5101 and had determined to delist the Company’s shares without providing any available 180-day grace periods or offering Relativity the opportunity to submit a compliance plan for the Staff’s consideration. In addition, on January 11, 2023, the Staff determined to halt trading in the Company’s securities (the “Trading Halt”).

On January 19, 2023, the Company requested a hearing before a Nasdaq Hearings Panel (the “Panel”) to appeal the Staff’s delisting determination. The hearing before the Panel was held on March 2, 2023.

On April 20, 2023, the Panel issued a decision granting the Company’s request for continued listing. The Panel concluded that, as of that date, the Company met the requirements of the Listing Rules for continued listing on The Nasdaq Capital Market, and instructed the Staff to transfer the Company from The Nasdaq Global Market to The Nasdaq Capital Market. However, due to concerns with liquidity in the Company’s stock, the Panel took no action with respect to the Trading Halt. At this juncture, Relativity has not received any indication from Nasdaq as to if or when the Trading Halt will be lifted.

Forward-Looking Statements

This report contains, and certain oral statements made by representatives of Relativity and SVES and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Relativity’s and SVES’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “believe,” “budget,” “continues,” “could,” “expect,” “estimate,” “forecast,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “possible,” “potential,” “project,” “will,” “should,” “predicts,” “scales,” “representative of,” “valuation” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Relativity’s and SVES’s expectations with respect to future performance of SVES, anticipated financial impacts of the Transaction (including future revenue, pro forma enterprise value and cash balance), the anticipated addressable market for SVES, the satisfaction of the closing conditions to the Transaction, the future held by the respective management teams of Relativity and SVES, the valuation of SVES, the level of redemptions of Relativity’s public stockholders and the timing of the closing of the Transaction. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of Relativity and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction Agreement; (2) the failure of SVES to find financing in connection with the Transaction; (3) the inability to consummate the Transaction in a timely manner or at all, including due to failure to obtain approval of the stockholders of Relativity or other conditions to the closing in the Transaction Agreement, which may adversely affect the price of Relativity’s securities; (4) delays in obtaining or the inability to obtain any necessary regulatory approvals required to complete the Transaction; (5) the risk that the Transaction may not be completed by Relativity’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Relativity; (6) the ability to maintain the listing of Relativity’s securities on a national securities exchange; (7) the inability to obtain or maintain the listing of the combined company’s securities on The Nasdaq Stock Market following the Transaction; (8) the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; (9) the ability to recognize the anticipated benefits of the Transaction and to achieve its commercialization and development plans, and to identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of SVES to grow and manage growth economically and to hire and retain key employees; (10) costs related to the Transaction; (11) changes in applicable laws or regulations and SVES’s ability to comply with such laws and regulations; (12) the effect of the COVID-19 pandemic on Relativity or SVES and their ability to consummate the Transaction; (13) the outcome of any legal proceedings that may be instituted against SVES or against Relativity related to the Transaction Agreement or the Transaction; (14) the enforceability of SVES’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, (15) the risk of downturns in the highly competitive industry in which SVES operates; (16) the possibility that Relativity or SVES may be adversely affected by other economic, business and/or competitive factors; and (17) other risks and uncertainties to be identified in the Registration/Proxy Statement (when available) relating to the Transaction, including those under “Risk Factors” therein, and in other filings with the SEC made by Relativity or SVES. Relativity and SVES caution that the foregoing list of factors is not exclusive and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Readers are referred to the most recent reports filed with the SEC by Relativity. None of Relativity or SVES undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Additional Information and Where to Find It

Relativity and SVES will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Form S-4 (the “Registration Statement”) to be filed by Relativity, which will include a prospectus with respect to Relativity’s securities to be issued in connection with the Transaction, and a proxy statement of Relativity (the “Proxy Statement”), to be used at the meeting of Relativity’s stockholders to approve the proposed business combination and related matters. INVESTORS AND SECURITY HOLDERS OF RELATIVITY ARE URGED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SVES, RELATIVITY AND THE BUSINESS COMBINATION. When available, the Proxy Statement contained in the Registration Statement and other relevant materials for the Transaction will be mailed to stockholders of Relativity as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement, including the Proxy Statement contained therein, and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in the Solicitation

Relativity and SVES and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed Transaction. Relativity stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of Relativity in the final prospectus filed with the SEC on February 14, 2022, the Registration Statement / Proxy Statement and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

The disclosure herein shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Second Amendment to Business Combination Agreement, dated as of April 19, 2023, by and among Relativity, the Purchaser Representative and the Seller Representative
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RELATIVITY ACQUISITION CORP.

	By:	/s/ Tarek Tabsh
		Name:	Tarek Tabsh
		Title:	Chief Executive Officer

Dated: April 25, 2023

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